October 28, 2016

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Louisiana-Pacific Corporation

Registration Statement on Form S-4

Filed October 28, 2016

Ladies and Gentlemen:

On the date hereof, Louisiana-Pacific Corporation, a Delaware corporation (the “Company” or the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) up to $350,000,000 aggregate principal amount of the Company’s 4.875% Senior Notes due 2024 (the “Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”), for any and all of the Company’s outstanding 4.875% Senior Notes due 2024, which were issued on September 14, 2016.

The Registrant is registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrant makes the following representations to the Commission:

1.	The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.

The Registrant will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in

Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrant will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes; (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer; and (c) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute Exchange Notes. The Registrant will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrant will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrant within the meaning of Rule 405 under the Securities Act.

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Very truly yours,

LOUISIANA-PACIFIC CORPORATION

By:	/s/ Sallie B. Bailey
	Name:	Sallie B. Bailey
	Title:	Executive Vice President and Chief Financial Officer

cc:	Michael J. Solecki, Esq. (Jones Day)